Filed by Tesla Motors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Filer: Tesla Motors, Inc.

Subject Company: SolarCity Corporation

Form S-4 File No.: 333-213390

Date: October 28, 2016

The following is a transcript of a presentation and webcast hosted by Tesla Motors, Inc. and SolarCity Corporation on October 28, 2016.

>> Lyndon Rive: Hey, everybody.

My name is Lyndon Rive. I’m the CEO of Solar City. I’m very excited about the products we’re going to be announcing today. The products you will see are a joint collaboration between Solar City and Tesla. I want to thank the team for really putting this together in such a short amount of time. Really appreciate their help in getting this done.

But to really understand the vision, let’s welcome Elon Musk.

>> Elon Musk: Everybody. Hey.

So I want to start off by just talking about the reason why we’re doing this, which is as you may have read, we’re reaching record CO2 levels. Global warming is becoming a serious — well, is a serious crisis, and we need to do something about that. But just like with electric cars where — electric cars were originally — they didn’t look good. They had low range. They didn’t have good performance. They were like a golf cart. And so people had a real hard time buying electric cars. And I think, you know, something similar needs to happen to solar. We really need to make solar panels as appealing as electric cars have become.

In fact the interesting thing is, the houses you see around you, are all solar houses. I don’t know if you know that. Did you notice?

Yeah. So we’re going to talk in detail about each of them, but the goal is to have electric or, you know, solar roofs that look better than a normal roof, generate electricity, last longer, have better insulation, and actually have a cost — an installed cost that is less than a normal roof plus the cost of electricity.

So then why would you buy anything else?

So let’s get into — we’re going to get into the details here. So obviously you saw the chart there. Probably you’re familiar with that chart that came from NASA about how we’re in a vertical climb on CO2 levels. And we need to do everything we possibly can to accelerate the transition to sustainable energy.

So the goal of Tesla, people sort of think of Tesla as an electric car company, but really the whole purpose of Tesla was to accelerate the advent of sustainable energy. It’s not like there was a shortage of car companies in the world. There are plenty of good gasoline car companies, but there weren’t good electric cars. That’s really what was needed.

So there are really three parts to the solution. So we go to what is the future that we want? It consists of a really appealing solar roof, then combine that with storage, and with electric cars. So it’s an obvious three-part solution. Yeah, three-part solution.

It’s really not that complicated. Now, you need battery packs, because the sun does not shine at night. And the point that we’re at right now is in fact obviously a transition. We’re transitioning from day to night. It’s dusk. And so what’s happening is that the houses are transitioning from the roof generating power to the battery pack, the power wall producing power.

So, during the day, you fill up the battery. And then at night and at dusk and dawn, you use the battery. It’s pretty straightforward really. It’s like not that complicated. You just need — you need both. But if you have a great solar roof and you have a battery pack in your house and you have an electric car, that’s something that scales worldwide. You can solve the whole energy equation with that. So... yeah. Obviously, next slide, please.

I’d like to introduce the Powerwall 2. This is a big step above the Powerwall 1. It has twice as much energy, more than twice as much power, so it’s a 14-kilowatt hour energy storage, 7-kilowatt power output. And just to put that in basic terms, you can take a four bedroom house, and you can power your fridge, the sockets, and lights for a day. And if you have solar on your house, you can power it indefinitely.

That’s just with one.

And then on the utility side, we’ve got the Powerpack 2, which similarly doubles the energy, so it’s a turn 10-kilowatt hour capability, 50-kilowatt power output. And this can scale to unlimited size. So it’s a — in fact, we’ve recently announced the biggest utility battery installation in the world, which is going to be with Southern California Edison. Let’s go to the next slide. So we have an 80-megawatt hour battery installation that’s being built right now, so...

And then we announced one earlier this year which is for a utility in Hawaii doing 52-megawatt hours. You’re going to see a lot more of these announced over time. And I think it’s important to make sure people appreciate that the solution is both local power generation and utility power generation. It’s not one or the other.

Sometimes the solar roof is positioned as sort of a competitor to utilities, but we’re actually going to need utility power to increase. And we’re going to need local power generation. Because if you transition all energy to electric, that roughly triples the amount of electricity that’s needed. So you need about a third for transport, about a third for heating, and about a third for what we currently use as electricity. So the future is bright for utilities and for local power generation. I would expect it to be roughly a third local power generation, roughly two-thirds utilities. So I think it’s a very bright future for utilities and for roof top.

So let’s take a look at some of these roofs. As I mentioned earlier, what we’re really looking for here is how do we have a solar roof that is better than a normal roof? That looks better, lasts longer, has better insulating effect, and where the cost of roof plus electricity is less than that of a normal roof.

Now this is sort of the integrated future. You’ve got an electric car, a power wall, and a solar roof. And the key is that it needs to be beautiful, affordable and seamlessly integrated. And then if all those things are true, why would you go any other direction?

So we’re going to show you — this is the before shot of that house over there. So that’s what it looked like before. Now that’s all solar.

So we’ve got some close-up shots that we can show. And if you look carefully you can actually see the solar cells behind the glass. So this is a textured glass tile. If you look carefully, you can see the solar cells. Yeah, you can see that.

So we have a malfunction on the LED.

So let’s take a look at the next house. All right. So that house is also solar. And that’s sort of the style of a French slate which is one of the hardest things to do. It’s considered one of the best roofs you can possibly do as a conventional roof. So I said, well, if — can we make a French slate roof that’s solar that looks as good or better than a conventional French slate roof? And we were able to do that as well. That’s done with hydrographic printing. So each tile is unique. So the production process itself makes each tile especially unique. It’s sort of a special snowflake tile. But the nice thing is that no two roofs will be the same. So it’s not just cookie cutter. You can take any two roofs like that, and they will look different, because they are different, so...

This is what the French slate hydrographic looks like. You can see that.

And then the third house is really transformative, because believe it or not that’s what it looked like before. So we changed the roof, and it was like, whoa, we’ve put that roof on, we’ve got to change the house too.

So that tile is more of a modern look. And here you can really see, as the angle changes, that you can see the solar cells. So here we put a film with micro louvers on it. So that as the angle changes, it goes from transparent to opaque. So from the vantage point of the street or anywhere near the house, it looks completely opaque. But from the sun it’s — to the sun it’s transparent.

And then probably the most surprising one is the Tuscan glass. So this is also solar panels, but we put two versions of the Tuscan glass approach. All of the dark tiles have solar panels. So we interleave a dark and light. And then the dark ones are the ones with solar panels.

Again you can see that the transparency changes quite a bit. From the sun’s vantage point, which tends to be high angle, you can see the solar cells, but as you change the angle to a shallow angle, it reverts to sort of an orangey color.

So one of the other advantages of glass is that we can actually make it a lot tougher and last a lot longer than a conventional roof. So we’ll just, as a demonstration video, show you what happens if you drop a big weight on a conventional roof tile and one of our glass tiles.

So the solar roof weren’t just — we wanted it to look better, last longer, provide better insulation, and cost less, all things considered, than a conventional roof.

A huge market for the current solar systems, because if you’re building a new house or you’re redoing your roof, then this is the way to go. But if you have a new roof, then you’d obviously want to put solar panels on that roof. So there’s two very distinct markets. And there’s about four to five million new roofs in the U.S. every year. And I think 20 times that number worldwide. So you can imagine over time, as people replace their roofs with solar roofs, that the whole neighborhood would — everyone would have solar. Like wouldn’t you? Over time every house would become a solar house. And it’s a neighborhood where the esthetics actually get better. Where you look around your neighborhood, and that’s what you want to have happen. So I mean the key is really to make solar something desirable where if you install a solar roof on your house, you’re really proud of it, you want to put it on the most prominent part of the house. You want to call your neighbors over and say, check out this sweet roof.

It’s like not a phrase that you hear often.

But that’s the key to it. People really care about their homes. They love their homes. And they really want them to be better. And I think taking this approach, it can be. So that’s where we’re headed. And I hope you agree that’s the future we want.

[Presentation concluded]

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